UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

NEUBERGER BERMAN CALIFORNIA MUNICIPAL FUND INC.

(Name of Issuer)

VARIABLE RATE MUNICIPAL TERM PREFERRED SHARES

(Title of Class of Securities)

64123C408

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center  100 N. Tryon Street  Charlotte,  NC  28555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
590

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
590

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 30, 2014 and filed with the SEC on July 9, 2014 (the "Original Schedule 13D"), for Bank of America Corporation ("BAC"), Banc of America Preferred Funding Corporation ("BAPFC"), and Blue Ridge Investments, L.L.C. ("Blue Ridge") (collectively, the "Reporting Persons") with respect to the variable rate municipal term preferred shares ("VMTP Shares") of Neuberger Berman California Municipal Fund Inc. (the "Issuer") formerly known as Neuberger Berman California Intermediate Municipal Fund Inc.
This Amendment is being filed as a result of the transfer by Blue Ridge of 245 VMTP Shares (CUSIP No. 64123C408), representing all the VMTP Shares owned by Blue Ridge, to BAPFC (the “Transfer”). Prior to the Transfer BAPFC held 345 VMTP Shares and following the transfer BAPFC holds 590 VMTP Shares, representing all the VMTP Shares of the Issuer.

Item 2.	Identity and Background

(a)
Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.
Item 2 of the Original Schedule 13D is further amended by deleting paragraphs (a), (b) and (c) thereof and replacing them with following:
“(a) This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Bank of America Corporation ("BAC")
ii. Banc of America Preferred Funding Corporation ("BAPFC")
This Statement relates to the VMTP Shares that were purchased for the account of BAPFC and Blue Ridge.

(b)
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255
The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255

(c)
BAC and its subsidiaries provide diversified global financial services and products. BAPFC is an indirect wholly owned subsidiary of BAC and the principal business of BAPFC is to make investments and provide loans to clients.

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"BAPFC purchased from Blue Ridge 245 variable rate municipal term preferred shares (CUSIP No. 64123C408) (the "Transfer").
The aggregate amount of funds used by BAPFC for the Purchase was approximately $24,500,000. The source of funds was the working capital of BAPFC."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"BAPFC made the Purchase of 245 VMTP Shares (CUSIP No. 64123C408) from Blue Ridge for investment purposes. BAPFC acquired the 245 VMTP Shares (CUSIP No. 64123C408) from Blue Ridge pursuant to a Purchase and Assignment Agreement, dated November 29, 2018, between the BAPFC and Blue Ridge (the "Purchase Agreement") for a purchase price of $24,500,000.
The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:
"The voting and consent rights on the 245 VMTP Shares purchased by BAPFC from Blue Ridge will continue to be treated in the same manner as previously described in this Item 6 except that the rights previously described as held by BAPFC and Blue Ridge are now held entirely by BAPFC."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Purchase and Assignment Agreement between Banc of America Preferred Funding Corporation and Blue Ridge Investments, L.L.C., dated November 29, 2018"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

December 03, 2018	By:	/s/ Ronnie Ojera
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

December 03, 2018	By:	/s/ Michael Jentis
Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C

December 03, 2018	By:	/s/ James W. Brewer
Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)